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Exhibit 99.2

Odeon and UCI Cinemas Holdings Limited

Interim Condensed Consolidated Profit and Loss Accounts

For the six months ended 30 June 2016

	Note	(Unaudited) 6 months ended 30 June 2016	(Unaudited) 6 months ended 30 June 2015
		£m	£m
Turnover	2	367.3	348.7
Cost of sales		(134.9)	(126.3)

Gross profit		232.4	222.4
Administration expenses		(239.3)	(208.5)

Group operating (loss)/profit		(6.9)	13.9

Operating (loss)/profit analysed as:
Group operating (loss)/profit before exceptional items		2.3	9.3
Exceptional Costs	3	(9.2)	(0.8)
Exceptional Income	3	—	5.4

Group's share of loss in joint ventures		(0.2)	(0.2)
Loss on disposal of properties		—	(0.2)

(Loss)/profit on ordinary activities before interest and taxation		(7.1)	13.5
Other interest receivable and similar income		—	38.4
Interest payable and similar charges		(101.3)	(49.3)

(Loss)/profit on ordinary activities before taxation		(108.4)	2.6
Tax on (loss)/profit on ordinary activities		(0.2)	1.2

(Loss)/profit for the period		(108.6)	3.8

In the period to 30 June in both 2016 and 2015 all operations were continuing.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Odeon and UCI Cinemas Holdings Limited

Interim Condensed Consolidated Statements of Other Comprehensive Income

For the six months ended 30 June 2016

	(Unaudited) 6 months ended 30 June 2016	(Unaudited) 6 months ended 30 June 2015
	£m	£m
(Loss)/profit for the period	(108.6)	3.8

Other comprehensive income/(expense)
Foreign exchange differences on translation of foreign operations	17.7	(13.7)
Remeasurement of the net defined benefit pension asset	1.0	(0.9)
Effect of asset limit on remeasurement of net defined pension asset	(2.0)	(0.4)

Other comprehensive income/(loss) for the period, net of income tax	16.7	(15.0)

Total comprehensive loss for the period	(91.9)	(11.2)

There is no difference between the loss on ordinary activities before taxation and the loss for the period stated above and their historical cost equivalents.

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Odeon and UCI Cinemas Holdings Limited

Interim Condensed Consolidated Balance Sheets

At 30 June 2016

	Note	(Unaudited) 30 June 2016	31 December 2015	(Unaudited) 30 June 2015
		£m	£m	£m
Fixed assets
Intangible assets		126.1	124.6	128.0
Tangible assets	4	428.1	418.6	423.0
Investments in joint ventures		0.8	1.0	0.8

		555.0	544.2	551.8
Current assets
Stocks		7.3	7.3	6.2
Debtors due within one year		52.5	56.9	52.6
Debtors due after more than one year		17.7	16.5	13.5
Cash at bank and in hand		27.2	58.8	13.0

		104.7	139.5	85.3
Creditors: amounts falling due within one year		(178.6)	(190.6)	(161.9)

Net current liabilities		(73.9)	(51.1)	(76.6)

Total assets less current liabilities		481.1	493.1	475.2
Creditors: amounts falling due after more than one year		(1,146.0)	(1,066.1)	(1,029.1)
Provisions for liabilities
Deferred tax liability		(5.4)	(6.2)	(2.0)
Provisions		(35.2)	(35.1)	(53.8)
Pensions and similar obligations		(1.3)	(0.6)	(1.4)

		(1,187.9)	(1,108.0)	(1,086.3)

Net liabilities		(706.8)	(614.9)	(611.1)

Capital and reserves
Called up share capital		120.6	120.6	120.6
Other reserves		(10.3)	(10.3)	(10.3)
Profit and loss account		(817.1)	(725.2)	(721.4)

Shareholders' deficit		(706.8)	(614.9)	(611.1)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Odeon and UCI Cinemas Holdings Limited

Interim Condensed Consolidated Statements of Changes in Equity

For the six months ended 30 June 2016

	(Unaudited) Called up share capital	(Unaudited) Merger reserve	(Unaudited) Profit and loss account	(Unaudited) Total shareholders' deficit
	£m	£m	£m	£m
				£m
Balance at 1 January 2015	120.6	(10.3)	(710.2)	(599.9)
Total comprehensive loss for the period
Profit for the period	—	—	3.8	3.8
Other comprehensive loss	—	—	(15.0)	(15.0)

Total comprehensive loss for the period	—	—	(11.2)	(11.2)
Total contributions by and distributions to owners	—	—	—	—

Balance at 30 June 2015	120.6	(10.3)	(721.4)	(611.1)

	(Unaudited) Called up share capital	(Unaudited) Merger reserve	(Unaudited) Profit and loss account	(Unaudited) Total shareholders' deficit
	£m	£m	£m	£m
Balance at 1 January 2016	120.6	(10.3)	(725.2)	(614.9)
Total comprehensive loss for the period
Loss for the period	—	—	(108.6)	(108.6)
Other comprehensive income	—	—	16.7	16.7

Total comprehensive loss for the period	—	—	(91.9)	(91.9)
Total contributions by and distributions to owners	—	—	—	—

Balance at 30 June 2016	120.6	(10.3)	(817.1)	(706.8)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Odeon and UCI Cinemas Holdings Limited

Interim Condensed Consolidated Statements of Cash Flows

For the six months ended 30 June 2016

	(Unaudited) 6 months ended 30 June 2016	(Unaudited) 6 months ended 30 June 2015
	£m	£m
Cash flows from operating activities
(Loss)/profit for the period	(108.6)	3.8
Adjustments for:
Depreciation	25.5	24.5
Amortisation	6.0	5.8
Interest receivable and similar income	—	(38.4)
Interest payable and similar charges	101.3	49.3
Loss on disposal of properties	—	0.2
Share of operating loss of joint ventures	0.2	0.2
Taxation	0.2	(1.2)

	24.6	44.2
Decrease in trade and other debtors	4.8	2.9
Decrease/(increase) in stocks	0.5	(0.5)
Decrease in trade and other creditors	(24.6)	(9.3)
Decrease in provisions and employee benefits	(2.7)	(10.1)

	2.6	27.2
Tax (paid)/ received	(0.9)	0.7

Net cash from operating activities	1.7	27.9

Cash flows from investing activities
Proceeds from sale of tangible fixed assets	(0.2)	1.2
Acquisition of tangible fixed assets	(16.2)	(17.4)

Net cash used in investing activities	(16.4)	(16.2)

Cash flows from financing activities
Paid to related parties	(0.2)	—
Interest paid	(19.2)	(20.8)
Repayment of borrowings	(0.2)	(0.5)
Payment of finance lease liabilities	(0.5)	(0.4)

Net cash used in financing activities	(20.1)	(21.7)

Net decrease in cash and cash equivalents	(34.8)	(10.0)
Cash and cash equivalents at 1 January	58.8	24.2
Effect of exchange rate fluctuations on cash held	3.2	(1.2)

Cash and cash equivalents at 30 June	27.2	13.0

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

Notes to the Interim Condensed Consolidated Financial Statements

1 Accounting policies

1.1   Principal activities

        Odeon and UCI Cinemas Holdings Limited (the "Company" or the "Group") is a company limited by shares and incorporated and domiciled in the UK.

        The principal activity of the Group is the operation of multiplex cinemas. The principal activity of the Company is that of a holding company.

1.2   Basis of preparation

        These unaudited interim condensed consolidated financial statements have been prepared to meet the reporting requirements of Rule 3-05 of Regulation S-X and in accordance with Financial Reporting Standard 104, Interim Financial Reporting applicable in the UK. They are special purpose financial statements and do not include all of the information and disclosures required in the annual financial statements. In the opinion of management, the unaudited interim condensed consolidated financial statements reflect all adjustments which management considers necessary for a fair presentation of such financial statements for the periods presented. The results for the interim periods presented are not necessarily indicative of the results that may be expected for the entire fiscal year.

        These unaudited interim condensed consolidated financial statements were approved by the Board of Directors on 20 October 2016.

        These unaudited interim condensed consolidated financial statements have been prepared on the going concern basis as the Group and Company have long term funding in place to enable the Group to trade and meet its obligations as they fall due for at least twelve months from the authorisation for issuance of these financial statements. These include senior secured notes, issued in May 2011 which have a 7 year term, and a revolving credit facility, with a term expiring in November 2017. The presentation currency of these interim condensed consolidated financial statements is sterling. The accounting policies set out below have, unless otherwise stated, been applied consistently to all periods presented in these interim condensed consolidated financial statements and on the same basis as for the annual financial statements for 2015.

1.3   Basis of consolidation

        The unaudited interim consolidated financial statements include the financial statements of the Company and its subsidiary undertakings made up to 30 June 2016. The results of subsidiary undertakings acquired or disposed of in the year are included in the condensed consolidated profit and loss account from the date of acquisition or up to the date of disposal. Intra-group transactions are excluded on consolidation and sales and profit figures relate only to external transactions.

        The Group's share of the profits less losses of joint ventures is included in the condensed consolidated profit and loss account and its interest in their net assets is included in investments in the consolidated balance sheet.

1.4   Accounting estimates and judgements

        The preparation of financial statements requires management to make judgements and estimates that affect the application of accounting policies and reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

1 Accounting policies (Continued)

        Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation, uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the financial statements are described below.

Onerous leases

        Provision is made for onerous leases, on annual review, where the cost of meeting the lease obligation exceeds the operating benefit of the site. In calculating the provision assumptions are made about future cash flows and discount rates thereof. The Directors consider these assumptions to be their best estimates of future cash flows and most appropriate discount rates. Management review the sensitivity of these when making the provision.

Defined benefit pension plan

        The obligations under the defined benefit pension plans are calculated by independent actuaries, with input from Management. Assumptions are made regarding discount rates, asset return rates, salary progression and mortality rates. Management consider these the assumptions used to be the most appropriate for the calculations.

Impairment of assets

        Assets are impaired if the group considers that indications of impairment exist. Indicators include estimated future cash flows, with assumptions made on the most appropriate discount rate to apply. The assumptions and estimates used are considered appropriate for these calculations.

1.5   Financial instruments

Trade and other debtors / creditors

        Trade and other debtors are recognised initially at transaction price less attributable transaction costs. Trade and other creditors are recognised initially at transaction price plus attributable transaction costs. Subsequent to initial recognition they are measured at amortised cost using the effective interest method, less any impairment losses in the case of trade debtors.

Interest-bearing borrowings classified as basic financial instruments

        Interest-bearing borrowings (excluding loan notes) are recognised initially at the present value of future payments discounted at a market rate of interest. Subsequent to initial recognition, interest-bearing borrowings are stated at amortised cost using the effective interest method, less any impairment losses.

Loan notes

        Loan notes are held in the balance sheet at their issued amount less directly attributable issue costs plus the accrued finance charge which has arisen on them. The finance charge accrues at a constant rate over the term of the notes.

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

1 Accounting policies (Continued)

Senior secured notes

        Senior secured notes are stated net of unamortised issue costs. Interest accrued on the senior secured notes is shown within accruals.

Investments

        Investments held as fixed assets are stated at cost less provisions for any impairment.

Cash and cash equivalents

        Cash, for the purpose of the cash flow statement, comprises cash in hand and deposits repayable on demand, less overdrafts payable on demand.

Derivatives

        The Group has previously entered into interest rate swaps to manage the interest rate risk arising from the Group's sources of finance. Changes in the fair value of the interest rate swap were charged to the profit and loss account.

1.6   Tangible fixed assets

        Tangible fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses. Leased assets are depreciated over the shorter of the lease term and their useful lives. Land is not depreciated. Assets under construction (the construction and redevelopment of cinemas) are not depreciated as these assets are not available for use in the business.

        The estimated useful lives or depreciation rate are as follows:

• Freehold buildings	-	2% per annum
• Long leasehold property	-	over the period of the lease to a maximum of 50 years
• Short leasehold property	-	over the period of the lease
• Plant, fixtures and fittings	-	4-33% per annum

Digital projection

        Certain digital projectors and related assets located and operated in Group premises, which are funded and legally owned by independent third parties, are recognised in the Group's consolidated balance sheet and a corresponding deferred income creditor of the same carrying value is recognised. The fixed assets are depreciated over their estimated useful lives and the corresponding deferred income balance is released against this depreciation over the same period.

1.7   Goodwill

        Goodwill is stated at cost less any accumulated amortisation and accumulated impairment losses. Goodwill is allocated to cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination from which it arose.

        Goodwill is amortised on a straight line basis over its useful life. Goodwill has no residual value. The finite useful life of goodwill is estimated to be 20 years.

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

1 Accounting policies (Continued)

        The company reviews the amortisation period and method when events and circumstances indicate that the useful life may have changed since the last reporting date. Goodwill is tested for impairment in accordance with Section 27—Impairment of assets when there is an indication that it may be impaired.

1.8   Stocks

        Stocks are stated at the lower of cost and net realisable value.

1.9   Impairment

        The carrying amounts of the Group's assets are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the fixed assets of income-generating units may not be recoverable. Indications include the recognition of an onerous lease provision in relation to specific income-generating units. If this or any other such indication exists, the recoverable amount is estimated and an appropriate impairment loss is recognised.

Reversals of impairment

        An impairment loss is reversed where the recoverable amount increases as a result of a change in economic conditions or in the expected use of the asset.

        An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

1.10 Employee benefits

Defined contribution plans and other long term employee benefits

        A defined contribution plan is a post-employment benefit plan under which the company pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. The Group operates a defined contribution pension scheme. The assets of the scheme are held separately from those of the Group in an independently administered fund. The amount charged to the profit and loss account represents the contributions payable to the scheme in respect of the accounting period.

Defined benefit plans

        The Group operates three pension schemes providing benefits based on final pensionable pay. The assets of the schemes are held separately from those of the Group. The schemes have been closed to future benefit accrual for a number of years.

        A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The entity's net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted. The entity determines the net interest expense/(income) on the net defined benefit liability/(asset) for the period by applying the discount rate as determined at the beginning of the annual period to the net defined benefit liability/(asset) taking account of changes arising as a result of contributions and benefit payments.

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

1 Accounting policies (Continued)

        The discount rate is the yield at the balance sheet date on AA credit rated bonds denominated in the currency of, and having maturity dates approximating to the terms of the entity's obligations. A valuation is performed annually by a qualified actuary using the projected unit credit method. The entity recognises net defined benefit plan assets to the extent that it is able to recover the surplus either through reduced contributions in the future or through refunds from the plan.

        Changes in the net defined benefit liability arising from employee service rendered during the period, net interest on net defined benefit liability, and the cost of plan introductions, benefit changes, curtailments and settlements during the period are recognised in profit or loss.

        Remeasurement of the net defined benefit liability or asset is recognised in the interim condensed consolidated statement of other comprehensive income.

Long term incentive plans

        Share-based payment transactions in which the Company receives goods or services by incurring a liability to transfer cash or other assets that is based on the price of the entity's equity instruments are accounted for as cash-settled share-based payments. The fair value of the amount payable to employees is recognised as an expense, with a corresponding increase in liabilities, over the period in which the employees become unconditionally entitled to payment. The liability is remeasured at each balance sheet date and at settlement date. Any changes in the fair value of the liability are recognised in profit or loss.

        Other long term incentive plans are recognised at the best estimate of fair value spread across the time period in which the benefit is earned by the employee.

1.11 Provisions

        A provision is recognised in the balance sheet when the entity has a present legal or constructive obligation as a result of a past event, that can be reliably measured and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recognised at the best estimate of the amount required to settle the obligation at the reporting date.

        Where the parent company enters into financial guarantee contracts to guarantee the indebtedness of other companies within its group, the company treats the guarantee contract as a contingent liability in its individual financial statements until such time as it becomes probable that the company will be required to make a payment under the guarantee.

1.12 Turnover

        Turnover represents amounts charged to customers for goods, services and other income, stated net of value added tax, which is recognised based on the date the goods and services are received and the period over which the rental income is earned, and net of loyalty points earned and redeemed.

        The cost of loyalty points is treated as a deduction from sales and part of the fair value of the consideration received is deferred and subsequently recognised over the period that the rewards are redeemed or expire. The fair value of the points awarded is determined with reference to the fair value to the customer.

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

1 Accounting policies (Continued)

1.13 Expenses

Operating leases

        Rental costs under operating leases are charged to the profit and loss account over the period of the lease on a straight line basis. Certain leases contain inflation-driven rental uplifts with pre-determined minimums and the amount payable in respect of these uplifts is charged to the profit and loss account as it arises. Lease incentives received are recognised in profit and loss over the term of the lease as an integral part of the total lease expense.

        Provision is made for lease commitments on certain leasehold properties based on the expected exposure. The amount provided is based either on the future rental obligations net of risk adjusted anticipated operating profit from trading, discounted using a risk free discount rate, or management's best estimate of the expected exposure. Provision is made for the remaining period of the leases identified, subject to a maximum of 25 years, after which the directors consider the impact of discounting upon the rental and trading projections renders them immaterial.

Finance leases

        Leases in which the entity assumes substantially all the risks and rewards of ownership of the leased asset are classified as finance leases. Assets acquired under finance leases are capitalised and the outstanding future lease obligations are shown in creditors.

Exceptional items

        In order for items to be classified as exceptional in the financial statements, they must: be significant in value; relate to events outside the ordinary course of business; or be one-off or non-recurring.

Pre-opening costs

        Operating costs incurred before a new cinema is opened are written off to the profit and loss account as incurred.

Interest receivable and interest payable

        Interest payable and similar charges include interest payable and finance leases recognised in profit or loss using the effective interest method, unwinding of the discount on provisions, and net foreign exchange losses that are recognised in the profit and loss account. Other interest receivable and similar income include interest receivable on funds invested and net foreign exchange gains.

        Interest income and interest payable are recognised in profit or loss as they accrue, using the effective interest method. Dividend income is recognised in the profit and loss account on the date the entity's right to receive payments is established. Foreign currency gains and losses are reported on a net basis.

1.14 Taxation

        The charge for taxation is based on the projected profit or loss for the year and takes into account taxation deferred because of timing differences between the treatment of certain items for taxation and accounting purposes.

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

1 Accounting policies (Continued)

        Deferred tax is recognised, without discounting, in respect of all timing differences between the treatment of certain items for taxation and accounting purposes which have arisen but not reversed by the balance sheet date, except as otherwise required by FRS 102.

2 Segmental Analysis

        The Group has two operating segments split by geographical location: UK & Ireland and Continental Europe.

6 months ended 30 June 2016	UK & Ireland	Continental Europe	Total
	£m	£m	£m
Revenue	184.9	182.4	367.3

Operating profit/(loss)	(11.1)	4.2	(6.9)

Share of operating loss of JV			(0.2)
Net finance costs			(101.3)
Tax			(0.2)

Loss after tax			(108.6)

6 months ended 30 June 2015	UK & Ireland	Continental Europe	Total
	£m	£m	£m
Revenue	187.4	161.3	348.7

Operating profit	9.9	4.0	13.9

Share of operating loss of JV			(0.2)
Loss on disposal of properties			(0.2)
Net finance costs			(10.9)
Tax			1.2

Profit after tax			3.8

3 Exceptional Items

Included in profit/(loss) are the following:

	6 months ended 30 June 2016	6 months ended 30 June 2015
	£m	£m
Exceptional Costs	9.2	0.8
Exceptional Income	—	(5.4)

Exceptional Costs

        The exceptional costs in the period to 30 June 2016 related to restructuring and preparation for potential future transactions. The exceptional costs in the period to 30 June 2015 related to restructuring and property matters.

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

3 Exceptional Items (Continued)

        The tax effect of the exceptional costs in 2016 was a credit of £0.2m (2015:£0.1m).

Exceptional Income

        There was no exceptional income in the six months to 30 June 2016. The income in the six months to 30 June 2015 related to a premium from a cinema landlord in exchange for granting an option to potentially terminate the lease.

        The tax effect of the exceptional income in 2015 was a £1.0m charge.

4 Tangible fixed assets

	6 months ended 30 June 2016	Year ended 31 Dec 2015	6 months ended 30 June 2015
	£m	£m	£m
Net book value at the beginning of the period	418.6	450.2	450.2
Additions	13.5	36.7	15.4
Disposals	—	(4.9)	—
Depreciation charge for the period	(25.5)	(51.5)	(24.5)
Effect of movement in foreign exchange	21.5	(11.9)	(18.1)

Net book value at the end of the period	428.1	418.6	423.0

5 Interest-bearing loans and borrowings

	30 June 2016	31 Dec 2015	30 June 2015
	£m	£m	£m
Falling due within one year
Bank loans	—	0.2	0.5
Finance lease liabilities	1.3	1.6	1.7

	1.3	1.8	2.2

Falling due in more than one year
Senior secured loans (excluding issue costs)	465.8	447.4	442.8
Shareholder loan notes	600.4	536.3	500.3
Shareholder loans	0.3	0.5	0.5
Finance lease liabilities	3.7	3.6	4.3

	1,070.2	987.8	947.9

Total	1,071.5	989.6	950.1

6 Related parties

Identity of related parties with which the Group has transacted

        Terra Firma Investments (GP) 2 Limited, acting as general partner of the limited partnerships which constitute the Terra Firma Capital Partners II Fund, Terra Firma Capital Partners II LP-H, TFCP II Co-Investment 2 LP and TFCP II Co-Investment 2A LP ("Terra Firma"), has the ability to

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

6 Related parties (Continued)

exercise a controlling influence over the Company through the holding of shares in a parent of the Company. The directors therefore consider it to be a related party.

        Monterey Capital III Sarl ("Monterey"), a company registered in Luxembourg, was the immediate parent of the Company at 31 December 2015, and the directors therefore consider it to be a related party.

        The Group receives screen advertising services from Digital Cinema Media, a joint venture in which it has a 50% ownership interest.

Other related party transactions

	Income received		Finance (income)/expense
	6 months ended 30 June 2016	6 months ended 30 June 2015	6 months ended 30 June 2016	6 months ended 30 June 2015
	£m	£m	£m	£m
Entities with control, joint control or significant influence over the Group	—	—	29.9	26.0
Entities over which Group has control, joint control or significant influence (subject to wholly owned exemption)	6.8	5.8	—	—

	6.8	5.8	29.9	26.0

	Receivables outstanding			Creditors outstanding
	30 June 2016	31 Dec 2015	30 June 2015	30 June 2016	31 Dec 2015	30 June 2015
Entities with control, joint control or significant influence over the Group	—	—	—	600.7	536.8	500.8
Entities over which Group has control, joint control or significant influence (subject to wholly owned exemption)	1.7	4.1	1.9	—	—	—
Other related parties (subject to wholly owned exemption)	—	—	0.8	—	—	—

	1.7	4.1	2.7	600.7	536.8	500.8

7 Subsequent events

        On 12 July 2016, AMC Theatres (AMC Entertainment Holdings, Inc.) announced that it had entered into a definitive agreement to acquire Odeon & UCI Cinemas Group from private equity firm Terra Firma. The transaction is expected to be completed in the fourth quarter of 2016; it is conditional upon antitrust clearance by the European Commission.

8 Summary of the significant differences between UK GAAP and US GAAP

        The accompanying consolidated financial statements have been prepared in accordance with UK Generally Accepted Accounting Practice ("UK GAAP"), including FRS 102. Such practice differs in

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

8 Summary of the significant differences between UK GAAP and US GAAP (Continued)

certain respects from US Generally Accepted Accounting Principles ("US GAAP"). A summary of significant differences applicable to the Group is set out below:

(a)   Business combinations, intangible assets and goodwill

        Under previous UK GAAP, identifiable intangible assets were not required to be separately identified and recorded on a Company's balance sheet in connection with a business combination. Under US GAAP, identifiable intangible assets, such as tradenames and favourable / unfavourable leases are required to be separately identified and determined to be indefinite-lived or definite-lived assets.

        Under UK GAAP, transaction expenses are capitalised as part of acquisition consideration. Under US GAAP acquisition-related costs are expensed in the period in which the costs are incurred.

(b)   Amortisation and impairment

        Under UK GAAP, goodwill is amortised, typically over a period of 20 years or less. Under US GAAP, goodwill is not amortised, but instead is tested at least annually for impairment or more frequently as events may trigger a need for an impairment analysis.

(c)   Leases

Onerous lease provisions

        Under UK GAAP, a liability equal to the present value of the obligation is recorded for leased properties that are still in use and expected to generate future losses. US GAAP prohibits the recognition of a liability for future losses until the entity terminates the contract or ceases to use the rights under the contract.

Lease incentives

        Under UK GAAP, lease premiums received from the landlord in exchange for an option to terminate the lease at the landlord's discretion are expensed over the period until the lease termination option becomes exercisable, occasionally resulting in up front recognition of the full lease incentive payment. Under US GAAP, such lease premiums are expensed over the remaining non-cancellable term of the lease.

Capital leases

        Under UK GAAP, a lease is classified as a finance lease if it transfers substantially all of the risks and rewards of ownership; otherwise, it is classified as an operating lease. Under US GAAP, a lessee classifies a lease as a capital lease if any one of four specified criteria is met; otherwise, it is an operating lease. Certain of the criteria contain bright-line tests that, if met, would require a lessee to classify a lease as a capital lease.

Build to suit leases and sale-leaseback transactions

        UK GAAP does not contain specific guidance on accounting for arrangements where the lessee is involved in the construction of the leased asset and such leases may be treated as operating leases. Where it is determined under US GAAP that the lessee has substantially all of the construction period

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

8 Summary of the significant differences between UK GAAP and US GAAP (Continued)

risk, the lessee is considered to be the owner of the asset during construction and recognises an asset and liability related to the build-to-suit lease on its balance sheet. When construction is complete and the lease term begins, the lessee may only account for the deemed sale-leaseback transaction if certain conditions are met. A seller-lessee is precluded from accounting for the transaction as a sale when it has any continuing involvement. UK GAAP does not have similar sale-leaseback recognition criteria.

Operating leases

        UK GAAP does not require fixed escalation clauses intended to represent expected general inflation to be reflected in the calculation of straight-line rent expense. Under US GAAP, operating lease costs, including fixed escalation clauses, are recognised on a straight line basis over the lease term.

(d)   Long-lived assets

        Under UK GAAP, reversals of impairments on long-lived assets are permitted but should not exceed the carrying amount that would have been determined had no impairment loss been recognized in the past. US GAAP does not allow for the reversal of a previously recognized impairment loss on a long-lived asset held and used.

(e)   Share-based compensation costs

        Under UK GAAP, share-based compensation expense is recognised for cash-settled awards with a non-market performance condition, such as an exit event, when it becomes more likely than not that the vesting condition will be satisfied. Under US GAAP, compensation cost related to awards with performance conditions based on change in control is only recognised when the event occurs.

(f)    Pensions

        Under UK GAAP, the net pension assets associated with an overfunded pension plan are generally not recognized on the face of the balance sheet. US GAAP requires the recognition of such pension assets on the balance sheet.

        Under UK GAAP, actuarial losses or gains are recognised immediately through other comprehensive income during the year of occurrence. Under US GAAP, these are recognised in other comprehensive income and amortised through the income statement over the average life expectancy of inactive participants following the corridor approach, which allows the Company to defer amortization of actuarial losses or gains through the income statement based on specified thresholds.

(g)   Taxes

        UK GAAP requires an entity's measurement of the deferred tax impact on timing differences to reflect its expectation as to the manner in which it will recover an asset or settle a liability. US GAAP requires deferred tax to be measured based on an assumption that the underlying asset (liability) will be recovered (settled) in a manner consistent with its current use in the business.

        Under UK GAAP, where an asset is acquired other than via a business combination and its tax base is lower than the consideration paid, the difference does not meet the definition of a timing difference and so no deferred tax is recognised. Under US GAAP, the amount recognised for the asset

Notes to the Interim Condensed Consolidated Financial Statements (Continued)

8 Summary of the significant differences between UK GAAP and US GAAP (Continued)

acquired is grossed up and a deferred tax liability is established such that the overall impact on net assets is equal to the consideration paid.

        Under UK GAAP deferred tax assets are only recognised to the extent realisation is probable. Under US GAAP deferred tax assets are recognised in full and a valuation allowance is separately recognised to the extent it is more likely than not that the deferred tax asset will not be realised.

(h)   Classification and presentation differences

        In addition to the differences between UK GAAP and US GAAP related to the recognition and measurement of transactions by the Company, there are also differences in the manner in which items are classified and presented in the Group's financial statements.

        Under UK GAAP, exceptional items are required or expressly permitted to be disclosed by virtue of their size or incidence. Details of the exceptional items are set out in Note 4. Under US GAAP, items are not presented as exceptional, rather US GAAP requires the presentation of unusual or infrequently occurring items on the face of the financials or in the notes. In addition, UK GAAP permits the inclusion of non-GAAP measures on the face of the primary statements whereas US GAAP does not.

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  Exhibit 99.2
Odeon and UCI Cinemas Holdings Limited Interim Condensed Consolidated Profit and Loss Accounts For the six months ended 30 June 2016
Odeon and UCI Cinemas Holdings Limited Interim Condensed Consolidated Statements of Other Comprehensive Income For the six months ended 30 June 2016
Odeon and UCI Cinemas Holdings Limited Interim Condensed Consolidated Balance Sheets At 30 June 2016
Odeon and UCI Cinemas Holdings Limited Interim Condensed Consolidated Statements of Changes in Equity For the six months ended 30 June 2016
Odeon and UCI Cinemas Holdings Limited Interim Condensed Consolidated Statements of Cash Flows For the six months ended 30 June 2016
Notes to the Interim Condensed Consolidated Financial Statements